UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 2

Under the Securities Exchange Act of 1934

Tallgrass Energy GP, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Laura L. Tyson

General Counsel

2229 San Felipe, Suite 1300, Houston, Texas 77019

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.40% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 46,386,232 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 46,386,232 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number of Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (58,085,002) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed its Form 10-K for the year ended December 31, 2017 (the “10-K”), and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 104,471,234 Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s beneficial ownership would represent approximately 25.10% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.40%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the designated manager of Tallgrass Holdings, LLC (“Tallgrass Holdings”). Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (58,085,002) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K, and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 104,471,234 Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s may be deemed to beneficially own approximately 25.10% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.40%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (58,085,002) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K, and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 104,471,234 Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s may be deemed to beneficially own approximately 25.10% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,621,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,621,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,621,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.53%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	235,000 Class A shares were purchased by the reporting person through the Directed Share Program conducted in connection with the Issuer’s initial public offering. Beneficial ownership of the remaining 46,386,232 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s indirect pecuniary interest therein. See Items 3, 4 and 5.
**	Based on the total number of Class A shares (58,085,002) issued and outstanding as of February 13, 2018, which is the date on which Issuer filed the 10-K, and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 104,706,234 Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 25.23% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 25, 2016 (as amended, this “Schedule 13D”). This Amendment No. 2 relates to the receipt of beneficial ownership of Class A shares representing limited partner interests (“Class A shares”) in Tallgrass Energy GP, LP, a Delaware limited partnership (the “Issuer”), by the Reporting Persons in connection with the merger of Tallgrass Development, LP, a private Delaware limited partnership (“Tallgrass Development”) with and into a wholly-owned subsidiary of Tallgrass Equity (as defined in Item 3 below), that occurred on February 7, 2018. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2.	Identity and Background.

The third paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015 (the “Partnership Agreement”), Tallgrass Holdings will have the right, from time to time, to immediately exchange (the “Exchange Right”) its Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and a corresponding number of units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity (as defined in Item 3 below), for a like number of Class A shares. As a result, Tallgrass Holdings may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right.

The last paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

Certain information required by this Item 2 concerning each director and/or executive officer, as applicable, of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

Each of the following subsections of Item 2 is hereby amended and restated in its entirety as follows:

(b) The principal business address of each of the Reporting Persons is:

2229 San Felipe, Suite 1300

Houston, Texas 77019

(c) The name and present principal occupation of each Covered Individual is set forth on Schedule A and is incorporated by reference in this Item 2. The principal business address of each of the Covered Individuals is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

On February 7, 2018, in connection with the merger of Tallgrass Development with and into a wholly-owned subsidiary of Tallgrass Equity (the “Merger”), Tallgrass Holdings received 10,497,067 Class B shares and 10,497,067 Tallgrass Equity Units as consideration in the Merger.

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

Tallgrass Holdings received 10,497,067 Class B shares and 10,497,067 Tallgrass Equity Units as consideration in the Merger. The remaining Class B shares and Tallgrass Equity Units reported herein as beneficially owned by Tallgrass Holdings and the Class A shares reported herein as beneficially owned by John T. Raymond were acquired solely for investment purposes. The Reporting Persons may make purchases of Class A shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Class A shares, general economic conditions, stock market conditions and other future developments.

Item 4 is hereby amended and supplemented by adding the following after the first paragraph:

Except as described in this Item 4, the Reporting Persons have not, as of the date of this Amendment No. 1 to Schedule 13D, formulated any definitive plan or proposal that relates to or would result in any of the actions or events specified in subsections (a) through (i) of Item 4 of Schedule 13D (the “Enumerated Events”). However, the General Partner is evaluating a wide range of potential reorganization transactions involving the Issuer and its subsidiaries that could, among other things, streamline and simplify the Issuer’s and its subsidiaries’ (including TEP’s) organizational structures, improve their equity or debt cost of capital and facilitate financing of their current and future growth opportunities. Such potential transactions could include any of the Enumerated Events, including, without limitation, a merger or other combination of the Issuer and TEP or one or more subsidiaries of the Issuer and TEP. Management of the General Partner expects that the evaluation process and any resulting transaction or transactions could potentially be completed by the end of 2018, although the process is ongoing and no decision to pursue a particular alternative has been reached. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

The following subsection of Item 4 is hereby amended and supplemented in its entirety as follows:

(a) Pursuant to the Partnership Agreement, Tallgrass Holdings will have the right, from time to time, to immediately exchange its Class B shares and a corresponding number of Tallgrass Equity Units for a like number of Class A shares. As a result, Tallgrass Holdings may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. The Exchange Right Holders (including Tallgrass Holdings), have registration rights with respect to the Class A shares receivable upon election of the Exchange Right, as described in Item 6.

Under the TEGP Management, LLC Long-Term Incentive Plan adopted by the General Partner (the “LTIP”), the General Partner may, on behalf of the Issuer, grant unrestricted shares, restricted shares, equity participation shares, options and share appreciation rights to employees of the General Partner and its affiliates who perform services for the Issuer and its affiliates, non-employee directors of the General Partner and consultants who perform services for the Issuer and its affiliates.

The General Partner may cause the Issuer to issue new Class A shares or acquire Class A shares on the open market, or any combination of the foregoing, for awards under the LTIP.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)    Tallgrass Holdings does not directly own any Class A shares. Tallgrass Holdings owns 46,386,232 Class B shares, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Therefore, Tallgrass Holdings may be deemed to beneficially own 46,386,232 Class A shares. Based on there being 58,085,002 Class A shares outstanding as of February 13, 2018, which is the date on which the Issuer filed its Form 10-K for the year ended December 31, 2017 (the “10-K”), and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass Holdings would directly own approximately 44.40% of the Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Tallgrass Holdings would directly own approximately 25.10% of the Class A shares.

EMG LP does not directly own any Class A shares. As the designated manager of Tallgrass Holdings, EMG LP may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 58,085,002 Class A shares outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, EMG LP may be deemed to beneficially own approximately 44.40% of the Class A shares. This calculation does not include the 80,322,933 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, EMG LP may be deemed to beneficially own approximately 25.10% of the Class A shares.

EMG GP does not directly own any Class A shares. As the general partner of EMG LP, the designated manager of Tallgrass Holdings, EMG GP may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 58,085,002 Class A shares outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, EMG GP may be deemed to beneficially own approximately 44.40% of the Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of

Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, EMG GP may be deemed to beneficially own approximately 25.10% of the Class A shares.

John T. Raymond directly owns 235,000 Class A shares, and as the sole member of the general partner of the manager of Tallgrass Holdings, Mr. Raymond may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 58,085,002 Class A shares outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Raymond may be deemed to beneficially own approximately 44.53% of the Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Raymond may be deemed to beneficially own approximately 25.23% of the Class A shares.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Class A shares set forth in the following table:

Name	Class A Shares Beneficially Owned		Percentage of Class Beneficially Owned
John T. Raymond	46,621,232	**	25.20	%***
John G. Calvert				*
Nolen Taylor				*
Christopher Bajec				*
Laura L. Tyson				*

*	Less than 1% of the class beneficially owned.
**	235,000 Class A shares were purchased by the reporting person through the Directed Share Program conducted in connection with the Issuer’s initial public offering. Beneficial ownership of the remaining 46,386,232 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of EMG GP, the general partner of EMG LP, the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below.
***	Based on the total number of Class A shares (58,085,002) issued and outstanding as of February 13, 2018, which is the date on which the Issuer filed the 10-K, and assuming the outstanding Class B shares (46,386,232) and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 104,706,234 Class A shares. This calculation does not include the 80,322,993 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person may be deemed to beneficially own approximately 25.20% of the Class A shares. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) except to the extent of such Reporting Person’s indirect pecuniary interest, if any, in the Class A shares.

(b)    The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Class A shares beneficially reported for such Covered Individual in the table in Item 5(a).

(c)    Except as set forth in this Schedule 13D, none of the Reporting Persons or Covered Individuals has effected any transactions in Class A shares in the past 60 days.

(d)    No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals. Tallgrass Holdings is not entitled to any distributions on the Class B shares it currently holds.

(e)    Not applicable.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2018.

Tallgrass Holdings, LLC

By:	EMG Fund II Management, LP,
its manager

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LP

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

/s/ John T. Raymond
John T. Raymond

SCHEDULE A

Information about the Reporting Persons

The names and titles and principal occupations of the directors and officers of EMG GP are set forth below. Tallgrass Holdings has no officers or directors and is managed by EMG LP. EMG LP has no officers or directors and is managed by its general partner, EMG GP, which has the directors and officers set forth below, and John T. Raymond is the sole member of EMG GP. The business address of each of the directors and officers listed below is 2229 San Felipe, Suite 1300, Houston, Texas, 77019. The principal business of Tallgrass Holdings is to invest in TEP and Holdings.

Name	Title	Principal Occupation
John T. Raymond	Chief Executive Officer	Managing Partner and Chief Executive Officer of the family of funds managed by The Energy & Minerals Group

John G. Calvert	President	Chief Operating Officer of the family of funds managed by The Energy & Minerals Group

Timothy Nolen Taylor	Chief Financial Officer	Chief Financial Officer of the family of funds managed by The Energy & Minerals Group

Christopher Bajec	Tax Director	Tax Director of the family of funds managed by The Energy & Minerals Group

Laura L. Tyson	General Counsel, Chief Operating Officer, Chief Compliance Officer and Secretary	General Counsel, Chief Compliance Officer and Secretary of the family of funds managed by The Energy & Minerals Group